Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

ENTERING INTO THE 2026 COOPERATION FRAMEWORK

AGREEMENT WITH GUANGDONG HUITIAN

ENTERING INTO THE 2026 COOPERATION FRAMEWORK AGREEMENT WITH GUANGDONG HUITIAN

We refer to the announcement of the Company dated January 2, 2024 in relation to the 2024 Cooperation Framework Agreement with Guangdong Huitian which will expire on 31 December 2025.

The Board announces that, on August 22, 2025, Guangdong Xiaopeng entered into the 2026 Cooperation Framework Agreement with Guangdong Huitian, taking effect from January 1, 2026 to December 31, 2028, pursuant to which, Guangdong Xiaopeng and Guangdong Huitian agreed to continue to cooperate in the research and development, manufacture, sales and after-sales service of flying vehicles, and Guangdong Xiaopeng will continue to provide R&D service, technology consulting service and sales agent service to Guangdong Huitian.

LISTING RULES IMPLICATIONS

As of the date of this announcement, Guangdong Huitian is an associate of Mr. Xiaopeng He, a controlling shareholder of the Company, and therefore Guangdong Huitian is a connected person of the Company under Rule 14A.07 of the Listing Rules. As such, according to Chapter 14A of the Listing Rules, the transactions contemplated under the 2026 Cooperation Framework Agreement constitute continuing connected transactions of the Company.

As the highest applicable percentage ratio in respect of maximum annual cap is expected to be more than 0.1% but less than 5%, the transactions contemplated under the 2026 Cooperation Framework Agreement are subject to reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

ENTERING INTO THE 2026 COOPERATION FRAMEWORK AGREEMENT WITH GUANGDONG HUITIAN

The 2026 Cooperation Framework Agreement with Guangdong Huitian

We refer to the announcement of the Company dated January 2, 2024 in relation to the 2024 Cooperation Framework Agreement with Guangdong Huitian which will expire on 31 December 2025. Mass production of flying vehicles is currently expected to be in 2026.

The Board announces that, on August 22, 2025, Guangdong Xiaopeng entered into the 2026 Cooperation Framework Agreement with Guangdong Huitian, pursuant to which, Guangdong Xiaopeng and Guangdong Huitian agreed to continue to cooperate in the research and development, manufacture, sales and after-sales service of flying vehicles, and Guangdong Xiaopeng will continue to provide R&D service, technology consulting service and sales agent service to Guangdong Huitian. The term of the 2026 Cooperation Framework Agreement will commence on January 1, 2026 and end on December 31, 2028. Subject to the terms of the 2026 Cooperation Framework Agreement, Guangdong Xiaopeng and Guangdong Huitian will enter into specific agreements to set out specific terms and conditions in respect of the services.

A flying vehicle consists of two parts, namely the ground module and the air module. Guangdong Xiaopeng and Guangdong Huitian will cooperate in the research and development, manufacture, sales and after-sales service of flying vehicles. Guangdong Huitian will be responsible for the R&D and the manufacturing of the air module of the flying vehicles. Guangdong Xiaopeng will be responsible for manufacturing the flying vehicles. With respect to the R&D of the ground module of the flying vehicles, Guangdong Xiaopeng and Guangdong Huitian will leverage their respective strengths and resources for joint technology development, during which Guangdong Xiaopeng will provide relevant R&D services and other technology consulting services to Guangdong Huitian. Guangdong Xiaopeng will also license Guangdong Huitian to use its intellectual properties and technology and charge royalties. In addition, Guangdong Huitian will license Guangdong Xiaopeng to use relevant intellectual properties at no charge for the purpose of providing services to Guangdong Huitian. In order to meet the requirements of manufacture of the flying vehicles, Guangdong Huitian will also bear the cost of the technological upgrade and renovation of Guangdong Xiaopeng’s factories for manufacturing of the flying vehicles as agreed between both parties.

After the mass production of the flying vehicles, Guangdong Xiaopeng will exclusively sell the flying vehicle products manufactured by it to Guangdong Huitian. As authorized by Guangdong Huitian, Guangdong Xiaopeng will non-exclusively sell the flying vehicle products to the end customers through the distribution network of the Group for Guangdong Huitian.

Pricing Policy

(i) Pre-mass Production

Before the mass production of the flying vehicles, Guangdong Xiaopeng will charge Guangdong Huitian for the services provided as follows. When determining the pricing policies before the mass production of the flying vehicles, Guangdong Xiaopeng has taken into account, among other things, the prevailing salary level of R&D personnels in the industry, and the expected increase in the salaries of such R&D personnels, which represented Guangdong Xiaopeng’s resources and costs for rendering such services.

(a) for R&D service: the service fee will be calculated based on the actual expenses of the services, including the salaries of relevant employees, and a markup rate of 50%;

(b) for other technology consulting service: the service fee will be calculated based on the actual costs of the services, including the salaries of relevant employees, and a markup rate of 15%; and

(c) for any other costs relating to the technological upgrade and renovation of Guangdong Xiaopeng’s factories and any outsourced services, Guangdong Xiaopeng will charge Guangdong Huitian based on the actual costs incurred for manufacturing of the flying vehicles as agreed between both parties and a markup rate of 5%.

(ii) Post-mass Production

(a) Sale of flying vehicles

After the mass production of the flying vehicles, the price per flying vehicle manufactured and sold by Guangdong Xiaopeng to Guangdong Huitian will be determined based on the following formula:

Price per flying vehicle (tax exclusive) = cost of the component materials (tax exclusive) + manufacturing fee (tax exclusive)(1)

Note:

(1) The manufacturing fee is RMB12,000 (tax inclusive) per flying vehicle manufactured.

When determining the pricing policies after the mass production of the flying vehicles, Guangdong Xiaopeng has taken into account, among other things, the actual costs of the component materials to be incurred by Guangdong Xiaopeng and the prevailing salary level as well as the expected increase in salaries of its employees participating in the manufacturing of the flying vehicles.

(b) Sales agent service

With respect to the sales agent service provided to Guangdong Huitian, Guangdong Xiaopeng will charge the following commission per flying vehicle sold by Guangdong Xiaopeng:

(i) RMB71,000 per flying vehicle when the volume of mass production is less than 25,000 or (ii) when the volume of mass production reached 25,000 or above, RMB71,000 per flying vehicle for 25,000 flying vehicles and RMB60,000 per flying vehicle for flying vehicles exceeding 25,000.

This pricing policy is determined with reference to other sales agent service providers in the industry and the actual cost of services of Guangdong Xiaopeng.

(c) Intellectual properties and technology licensing royalty

The intellectual properties and technology licensing royalty is RMB18,000 (tax inclusive) for each flying vehicle manufactured and sold by Guangdong Xiaopeng to Guangdong Huitian. Such pricing policy is determined with reference to value of intellectual properties and technology to be licensed to Guangdong Huitian.

Historical Transaction Amounts and Annual Caps

For the year ended December 31, 2024 and the six months ended June 30, 2025, the transaction amounts under the 2024 Cooperation Framework Agreement received by Guangdong Xiaopeng from Guangdong Huitian were RMB39,863,000 and RMB24,933,572, respectively.

The annual caps of the transactions contemplated under the 2026 Cooperation Framework Agreement for the three years ending December 31, 2026, 2027 and 2028 are RMB900 million, RMB1,800 million and RMB2,000 million, respectively.

Basis of Annual Caps

The proposed annual caps of the transactions contemplated under the 2026 Cooperation Framework Agreement are determined based on the following:

(a) the historical transaction amounts – as the mass production of flying vehicles is currently expected to be in 2026, the historical transaction amounts only covered service fees charged for R&D service, technology consulting services and other costs relating to the technological upgrade and renovation of Guangdong Xiaopeng’s factories;

(b) the rapid development of the flying vehicle technology of Guangdong Huitian, and its increasing demand of R&D services and technical consulting services as well as the cooperation in research and development of flying vehicles;

(c) the value of technology and resources regarding automotive products (including licensing of intellectual properties and technology) provided to Guangdong Huitian as for the development of flying vehicles; and

(d) the estimated annual sales volume of flying vehicle products to Guangdong Huitian and Guangdong Huitian’s estimated annual sales volume through the Group’s distribution network.

Reasons for and Benefits of Entering into the 2026 Cooperation Framework Agreement with Guangdong Huitian

Guangdong Huitian is mainly engaged in research, development, production and sales of flying vehicles. The Company believes that with the rapid development of Guangdong Huitian and the synergistic effect created through the collaboration with Guangdong Huitian, it is expected that the goal of creating an intelligent transportation ecosystem will ultimately come true in the future. The Company can also benefit economically from this collaboration and fully utilize its intellectual properties and production capacity. Entering into the 2026 Cooperation Framework Agreement is in the interest of the Company and the Shareholders as a whole.

INFORMATION OF THE PARTIES

The Company

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to become a smart technology company trusted and loved by users worldwide. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, the PRC, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley and San Diego. XPENG’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. The Class A ordinary shares and the ADSs of the Company are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively.

Guangdong Xiaopeng

Guangdong Xiaopeng is a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of the Company. Guangdong Xiaopeng is primarily engaged in design and technology development.

Guangdong Huitian

Guangdong Huitian is a company incorporated in the PRC with limited liability and is an associate of Mr. Xiaopeng He. Guangdong Huitian is primarily engaged in research and development of flying vehicles.

LISTING RULES IMPLICATIONS

As of the date of this announcement, Guangdong Huitian is an associate of Mr. Xiaopeng He, a controlling shareholder of the Company, and therefore Guangdong Huitian is a connected person of the Company under Rule 14A.07 of the Listing Rules. As such, according to Chapter 14A of the Listing Rules, the transactions contemplated under the 2026 Cooperation Framework Agreement constitute continuing connected transactions of the Company.

As the highest applicable percentage ratio in respect of maximum annual cap is expected to be more than 0.1% but less than 5%, the transactions contemplated under the 2026 Cooperation Framework Agreement are subject to reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

DIRECTORS’ CONFIRMATION

The Directors (including the independent non-executive Directors) are of the view that the 2026 Cooperation Framework Agreement is entered into in the ordinary and usual course of business of the Group and on normal commercial terms or better, and the terms of the 2026 Cooperation Framework Agreement and the transactions contemplated thereunder (including the proposed annual caps) are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

As at the date of this announcement, as Guangdong Huitian is an associate of Mr. Xiaopeng He, he has abstained from voting on the relevant Board resolution approving the 2026 Cooperation Framework Agreement.

Save for the above, to the best knowledge, information and belief of the Directors after having made all reasonable enquiries, no other Director has a material interest in the 2026 Cooperation Framework Agreement.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“2024 Cooperation Framework Agreement”	the Cooperation Framework Agreement entered into between Guangdong Xiaopeng and Guangdong Huitian on January 2, 2024 pursuant to which Guangdong Xiaopeng and Guangdong Huitian agreed to cooperate in the research and development, manufacture, sales and after-sales service of flying vehicles, and Guangdong Xiaopeng will provide R&D service, technology consulting service and sales agent service to Guangdong Huitian

“2026 Cooperation Framework Agreement”	the Cooperation Framework Agreement entered into between Guangdong Xiaopeng and Guangdong Huitian on August 22, 2025

“associate(s)”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of directors of the Company

“Company” or “XPENG”	XPeng Inc., a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, the Class A ordinary shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the ADSs of which are listed on New York Stock Exchange

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed thereto under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries and consolidated variable interest entities from time to time or, where the context so requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time

“Guangdong Huitian”	Guangdong Huitian Aerospace Technology Co., Ltd. (廣東匯天航空航天科技有限公司)

“Guangdong Xiaopeng”	Guangdong Xiaopeng Motors Technology Group Co., Ltd. (廣東小鵬汽車科技集團有限公司), formerly known as Guangdong Xiaopeng Motors Technology Co., Ltd. (廣東小鵬汽車科技有限公司)

“Hong Kong”	Hong Kong Special Administrative Region

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China, but for the purpose of this announcement only, excluding Hong Kong, Macau Special Administrative Region and Taiwan

“R&D”	Research and development

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	holder(s) of the share(s) of the Company

“%”	per cent

On behalf of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Friday, August 22, 2025

As at the date of this announcement, the Board comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

* For identification purpose only